January 20, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

        Attn:   Ms. Barbara C. Jacobs

        Re:     Vital Products, Inc.
                Amendment No. 2 to Registration Statement on Form SB-2 File Number: 333-127915

Dear Ms. Jacobs:

I am securities counsel for Vital Products, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to Registration Statement No. 333-127915, together with certain exhibits thereto (the "Registration Statement").

Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated October 14, 2005.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Amendment No. 1 to Registration Statement on Form SB-2

Comment 1.      We noted financial statements of the childcare division of On the Go Healthcare are for the year ended and as of July 31, 2004. Pursuant to Item 310(g) of Regulation S-B, your registration statement should include audited financial statements for the most recent fiscal year. Please amend your registration statement to include the appropriate financial statements and revise your disclosure as necessary.

Response 1.     Pursuant to Item 310(g) of Regulation S-B, we have amended our registration statement to include our financial statements for the most recent fiscal year. Additionally, we have revised our disclosure as necessary.

Comment 2.      We read your disclosure regarding the acquisition of the
                childcare division of On the Go Healthcare. Please tell us how you have accounted for this transaction and provide a detailed narrative discussion supporting your accounting treatment. In your discussion, among other things, you should identify the significant terms of the transaction, as well as the significant shareholders of Vital Products, Inc., and the extent of their control, immediately before and after the acquisition. We may have further comments.

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Response 2.

The accounting treatment  for the acquisition of the Childcare division per
Note 2 of the 2005 audited financial statement of Vital Products Inc is as follows:

        ACQUISITIONS

        During July 2005, the Company acquired the assets of the childcare division from On the Go Healthcare Inc including equipment moulds and dies, intellectual property and the customer lists.. The purchase has been accounted for as an asset purchase as follows:

        Equipment and moulds    $   600,000
        Intangibles                 400,000
                                 $1,000,000

        The Company paid for this acquisition by issuing a promissory note of $750,000 and $250,000 of common stock.


        The significant terms of the contract is the Promissory note which is disclosed in Note 8 and the terms of the note are unsecured, bears interest at 20% and is due in the following fiscal year.


        The ownership breakdown of Vital Products before the acquisition of the Childcare division of On The Go Healthcare Inc was as follows:

                              Shares Held               Percentage Ownership
                         ----------------               --------------------

        Michael Levine          4,000,000                         41%
        David Walt              1,500,000                       15.4%
        NFC Corporation           750,000                        7.7%
        Seven individuals
          and companies holding 500,000 shares each               36%


        After the acquisition, the ownership breakdown was as follows:

                Shares Held                             Percentage Ownership
                ----------------                        --------------------

        Michael Levine          4,000,000                       37.2%
        David Walt              1,500,000                       13.9%
        On the Go Corporation   1,000,000                        9.3%
        NFC Corporation           750,000                          7%
        Seven individuals
          and companies holding 500,000 shares each             32.6%

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                                               Regards,


                                               /s/Amy M. Trombly
                                               -----------------
                                               Amy M. Trombly
                                               Counsel for Vital Products, Inc.

cc:     Vital Products, Inc.

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